Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Nine months ended		Year ended
		December 31,2017	September 30,2017	December 31,2016	December 31,2017	December 31,2016	March 31, 2017
1	Income from operations
	a) Net Sales/Income	136,690	134,234	136,878	407,185	410,527	550,402
	b) Other operating income	—	—	—	—	—	4,082
	c)Foreign exchange gains/(losses),net	125	453	767	931	3,032	3,777
	Total income from operations	136,815	134,687	137,645	408,116	413,559	558,261
2	Expenses
	a) Purchase of stock-in-trade	3,883	2,939	6,393	13,128	20,179	25,560
	b) (Increase)/Decrease in inventories of finished stock, work-in-progress and stock in process	719	(30)	(414)	1,144	(235)	1,411
	c) Employee benefit expense	67,409	67,612	66,052	202,463	199,334	268,081
	d) Depreciation,amortisation and impairment	5,279	5,200	5,412	15,422	14,926	23,107
	e) Sub contracting/technical fees	21,543	21,503	21,224	63,293	61,503	82,747
	f) Other expenses	18,207	14,422	15,745	47,757	48,801	63,476
	Total expenses	117,040	111,646	114,412	343,207	344,508	464,382
3	Finance expenses	1,205	1,386	1,366	4,065	4,130	5,183
4	Finance and Other Income	6,134	6,661	5,719	18,995	16,024	21,660
5	Share of profits/(loss) of equity accounted investees	10	5	—	14	—	—
6	Profit before tax [1-2-3+4+5]	24,714	28,321	27,586	79,853	80,945	110,356
7	Tax expense	5,355	6,426	6,440	17,775	18,471	25,213
8	Net profit for the period [6-7]	19,359	21,895	21,146	62,078	62,474	85,143
9	Non Controlling Interest	(12)	(22)	52	25	190	248
10	Net profit after taxes and Non Controlling Interest [8-9]	19,371	21,917	21,094	62,053	62,284	84,895
11	Paid up equity share capital (Face value ₹ 2 per share)	9,047	9,733	4,861	9,047	4,861	4,861
12	Reserves excluding revaluation reserves and Non Controlling Interest as per balance sheet of previous accounting period						515,443
13	EARNINGS PER SHARE (EPS)
	(of ₹2/- each) (not annualised)
	Basic (in ₹)	4.03	4.52	4.36	12.85	12.81	17.48
	Diluted (in ₹)	4.03	4.52	4.35	12.83	12.77	17.43

1.	The audited consolidated financial results of the Company for the three and nine months ended December 31, 2017 have been approved by the Board of Directors of the Company at its meeting held on January 19, 2018. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit reports with unmodified opinion on the consolidated financial results. Amounts for the three and nine months ended December 31, 2016 and year ended March 31, 2017 were audited by B S R & Co. LLP.

2.	The above consolidated financial results have been prepared from the interim condensed consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	In December 2017, National Grid filed a legal claim against the Company in U.S. District Court of the Eastern District of New York seeking damages amounting to $140 million (8,936 million) plus additional costs related to an ERP implementation project that was completed in 2014. The Company expects to defend itself against the claim and believes that the claim will not sustain.

4.	List of subsidiaries and equity accounted investees as of December 31, 2017 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC			USA
	Wipro Gallagher Solutions, Inc.		USA
		Opus Capital Markets Consultants LLC	USA
		Wipro Promax Analytics Solutions LLC	USA
	Infocrossing, Inc.		USA
	Wipro Insurance Solutions LLC		USA
	Wipro Data Centre and Cloud Services, Inc.		USA
	Wipro IT Services, Inc.		USA
		HPH Holdings Corp.(A)	USA
		Appirio, Inc. (A)	USA
		Cooper Software, Inc.	USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius
Wipro Holdings UK Limited			U.K.
	Wipro Information Technology Austria GmbH		Austria
		Wipro Technologies Austria GmbH	Austria
		New Logic Technologies SARL	France
	Wipro Digital Aps		Denmark
		Designit A/S (A)	Denmark
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Cyprus Private Limited			Cyprus
	Wipro Doha LLC #		Qatar
	Wipro Technologies S.A DE C.V		Mexico
	Wipro BPO Philippines LTD. Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Technologies SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland Sp. Z.o.o		Poland
	Wipro IT Services Poland Sp.zo.o		Poland
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A.(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C	Peru
		InfoSERVER S.A.	Brazil
	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain
	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
		Cellent Mittelstandsberatung GmbH	Germany
		Cellent Gmbh (A)	Austria
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro Airport IT Services Limited *			India
Appirio India Cloud Solutions Private Limited			India

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited, 74% of the equity securities of Wipro Airport IT Services Limited and 55% of the equity securities of Women’s Business Park Technologies Limited.
#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India

(A)	Step Subsidiary details of Wipro Portugal S.A, Digital A/s, Cellent GmbH, HPH Holdings Corp. and Appirio, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro do Brasil Technologia Ltda		Brazil
	Wipro Technologies Gmbh		Germany
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
Designit A/S			Denmark
	Designit Denmark A/S		Denmark
	Designit Munich GmbH		Germany
	Designit Oslo A/S		Norway
	Designit Sweden AB		Sweden
	Designit T.L.V Ltd.		Israel
	Designit Tokyo Lt.d		Japan
	Denextep Spain Digital, S.L		Spain
		Designit Colombia S A S	Colombia
		Designit Peru SAC	Peru
Cellent GmbH			Austria
	Frontworx Informations technologie GmbH		Austria
HPH Holdings Corp.			USA
	HealthPlan Services Insurance Agency, Inc.		USA
	HealthPlan Services, Inc.		USA

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Appirio, Inc.			USA
	Appirio, K.K		Japan
	Topcoder, Inc.		USA
	Appirio Ltd		Ireland
		Appirio GmbH	Germany
		Apprio Ltd (UK)	U.K.
		Saaspoint, Inc.	USA
	Appirio Singapore Pte Ltd		Singapore

As of December 31, 2017, the Company held 43.7% interest in Drivestream Inc., accounted for using the equity method.

5.	Segment Information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Lifesciences (HLS), Consumer Business Unit (CBU), Energy, Natural Resources and Utilities (ENU), Manufacturing and Technology (MNT) and Communications (COMM). IT Services segment also includes Others which comprises dividend income relating to strategic investments, which are presented within “Finance and other Income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended December 31, 2017, September 30, 2017 and December 31, 2016, nine months ended December 31, 2017 and December 31, 2016 and year ended March 31, 2017 is as follows:

Particulars	Three months ended			Nine months ended		Year ended
	December 31, 2017	September 30, 2017	December 31, 2016	December 31, 2017	December 31, 2016	March 31, 2017
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	37,766	36,349	33,843	109,049	101,056	135,967
HLS	18,463	17,989	20,972	55,602	61,786	82,242
CBU	21,209	20,989	20,780	62,733	62,213	83,417
ENU	16,426	17,769	17,131	51,659	51,368	68,883
MNT	30,050	30,010	29,517	89,402	88,518	119,175
COMM	8,432	8,583	9,718	25,846	29,478	38,756
Total of IT Services	132,346	131,689	131,961	394,291	394,419	528,440
IT Products	4,498	2,988	5,713	13,829	19,309	25,922
Reconciling Items	(29)	10	(29)	(4)	(169)	(183)
Total Revenue	136,815	134,687	137,645	408,116	413,559	554,179
Other operating Income
IT Services	—	—	—	—	—	4,082
IT Products	—	—	—	—	—	—
Total Other Operating Income	—	—	—	—	—	4,082
Segment Result
IT Services
BFSI	6,832	6,055	6,413	18,328	19,786	24,939
HLS	2,364	2,698	3,400	7,796	9,490	9,479
CBU	3,869	3,244	3,415	10,047	10,774	14,493
ENU	(1,312)	3,435	3,856	5,774	10,324	14,421
MNT	5,692	5,400	5,355	16,267	17,484	23,453
COMM	1,315	1,147	1,604	3,911	4,700	6,149
Unallocated	830	805	112	2,167	(1,762)	(951)
Other Operating Income	—	—	—			4,082
Total of IT Services	19,590	22,784	24,155	64,290	70,796	96,065
IT Products	195	88	(586)	314	(1,252)	(1,680)
Reconciling Items	(10)	169	(336)	305	(493)	(506)
Total	19,775	23,041	23,233	64,909	69,051	93,879
Finance Expense	(1,205)	(1,386)	(1,366)	(4,065)	(4,130)	(5,183)
Finance and Other Income	6,134	6,661	5,719	18,995	16,024	21,660
Share of profit/ (loss) of equity accounted investee	10	5	—	14	—	—
Profit before tax	24,714	28,321	27,586	79,853	80,945	110,356

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

c)	For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the statement of income).

d)	For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

e)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

f)	Net gain from sale of Eco Energy division for the period ended March 31, 2017 is included as part of IT Services segment result.

g)	Segment results for ENU industry vertical for three months and nine months ended December 31, 2017 is after considering impact of provision for impairment of receivables and deferred contract cost (Refer note 9).

6.	Issue of Bonus share

The bonus issue in the proportion of 1:1 i.e.1 (One) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity share held (including ADS holders) had been approved by the shareholders of the Company on June 03, 2017 through Postal Ballot /e-voting. For this purpose, June 14, 2017, was fixed as the record date. Consequently, 2,433,074,327 shares have been issued and ₹ 4,866 (representing par value of ₹ 2 per share) has been transferred from retained earnings to share capital.

7.	Buyback of equity shares:

During the current period, the Company has concluded the buyback of 343.75 million equity shares as approved by the Board of Directors on July 20, 2017. This has resulted in a total cash outflow of ₹ 110,000 million. In line with the requirement of the Companies Act 2013, an amount of ₹ 1,656 and ₹ 108,344 has been utilized from the share premium account and retained earnings respectively. Further, capital redemption reserves (included in other reserves) of ₹ 687 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buy back, share capital has reduced by ₹ 687.

8.	Consequent to insolvency of a customer post balance sheet date, the Company has recorded a provision of ₹ 3,175 for impairment of receivables and deferred contract cost.

9.	Events after the reporting period

On January 19, 2018, the Board of Directors of the Company declared an interim dividend of ₹ 1.00 ($ 0.02) per equity share and ADR (50% on an equity share of par value of ₹ 2).

By order of the Board,	For, Wipro Limited

Azim H Premji
Place: Bangalore	Executive Chairman &
Date: January 19, 2018	Managing Director